# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRANSOCEAN LTD., CIK 0001451505
CUSIP: H8817H100
Title of class of securities: Shares, $0.10 par value
Address of issuer's principal executive offices: Turmstrasse 30, Steinhausen, Switzerland (V8), CH-6312
Date of event which requires filing of this statement: 09/30/2025
Amends the filing with accession number 0001104659-22-128243
Filed by CIK 0001729638
Persons authorized to receive notices and communications: c/o Daniel Ro-Trock, Turmstrasse 30, Steinhausen, Switzerland (V8), CH-6312, 41 41 749 0500

## Reporting persons
- Frederik W. Mohn (CIK 0001729638): type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 343,407; shared voting power 95,074,894; sole dispositive power 343,407; shared dispositive power 95,074,894; aggregate amount beneficially owned 95,418,301 (10.1% of the class)
  Comment: (1) See Item 3 for additional information regarding the source of funds reported in Row (4).
  (2) The amounts reported in Row (7) and Row (9) include (a) 22,148 Shares individually owned by Mr. Mohn and (b) 321,259 Shares issuable in relation to vested restricted share units Mr. Mohn has the right to receive based upon his service as a director of the Issuer.
  (3) The amounts reported in Row (8), Row (10) and Row (11) include 95,074,894 Shares owned by Perestroika (Cyprus) Ltd.
  (4) The percentage reported in Row (13) is based upon the 943,124,986 Shares outstanding as of July 29, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 5, 2025.
- Perestroika AS (CIK 0001729635): type of reporting person: corporation (CO); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 95,074,894; sole dispositive power 0; shared dispositive power 95,074,894; aggregate amount beneficially owned 95,074,894 (10.1% of the class)
  Comment: (1) See Item 3 for additional information regarding the source of funds reported in Row (4).
  (2) The amounts reported in Row (8), Row (10) and Row (11) include 95,074,894 Shares owned by Perestroika (Cyprus) Ltd.
  (3) The percentage reported in Row (13) is based upon the 943,124,986 Shares outstanding as of July 29, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 5, 2025.
- Perestroika (Cyprus) Ltd (CIK 0001737912): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 95,074,894; sole dispositive power 0; shared dispositive power 95,074,894; aggregate amount beneficially owned 95,074,894 (10.1% of the class)
  Comment: (1) See Item 3 for additional information regarding the source of funds reported in Row (4).
  (2) The percentage reported in Row (13) is based upon the 943,124,986 Shares outstanding as of July 29, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Shares, $0.10 par value
Name of issuer: TRANSOCEAN LTD.
Address of issuer's principal executive offices: Turmstrasse 30, Steinhausen, Switzerland (V8), CH-6312
Comment:
This Amendment No. 8 to Schedule 13D (this "Amendment") amends the statement on Schedule 13D previously jointly filed by Frederik W. Mohn ("Mr. Mohn"), Perestroika AS, a Norwegian private limited company ("Perestroika AS"), Perestroika (Cyprus) Ltd., a Cyprus private limited company and a wholly owned subsidiary of Perestroika AS ("Perestroika Sub" and together with Perestroika AS, "Perestroika"), with the U.S. Securities and Exchange Commission on December 19, 2022, as previously amended (the "Prior Schedule 13D"). As used herein, "Reporting Persons" refers to Mr. Mohn, Perestroika AS and Perestroika Sub. Unless set forth in this Amendment, all Items are unchanged from the Prior Schedule 13D. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D.

Item 1 is deleted in its entirety and replaced with the following:

This statement on Schedule 13D (as amended, this "Statement") relates to the shares, par value $0.10 per share (the "Shares"), of Transocean Ltd., a company organized under the laws of Switzerland (the "Issuer"). The Reporting Persons directly or indirectly hold Shares in the Issuer. The principal executive offices of the Issuer are located at Turmstrasse 30, CH-6312 Steinhausen, Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by adding the following:

On April 21, 2023, Perestroika Sub exchanged $213,367,000 aggregate principal amount of 2.5% Senior Guaranteed Exchangeable Bonds due January 2027 (the "2.5% Exchangeable Bonds") pursuant to the terms of that certain Indenture, dated as of August 14, 2020, among Transocean International Limited (formerly known as Transocean Inc.), the Issuer and certain subsidiary guarantors, and Computershare Trust Company, N.A., as successor trustee to Wells Fargo Bank, National Association (the "Exchange Transaction"). The 2.5% Exchangeable Bonds were issued by Transocean International Limited (formerly known as Transocean Inc.), a wholly owned subsidiary of the Issuer and exchangeable into Shares at an initial exchange rate of 162.1626 Shares per $1,000 principal amount of 2.5% Exchangeable Bonds. This transaction represented a change in the form of the Reporting Persons' beneficial ownership, but did not change the overall amount of Shares beneficially owned.

On September 15, 2023, in connection with the acquisition of all of the issued and outstanding equity interests in Liquila Ventures Ltd. ("Liquila"), the Issuer delivered 1,978,396 Shares valued at $15,870,000 for the equity interests of Liquila owned by Perestroika Sub.

On February 27, 2024, Perestroika Sub purchased 1,000,000 Shares at a price of $4.89 per Share. On May 15, 2024, Perestroika Sub purchased 2,000,000 Shares at a price of $6.01 per Share. On August 2, 2024, Perestroika Sub purchased 2,000,000 Shares at a price of $5.23 per Share. On September 12, 2024, Perestroika Sub purchased 1,500,000 Shares at a price of $4.13 per Share. On September 26, 2025, Perestroika Sub purchased 4,000,000 shares at the public offering price of $3.05 per share in connection with a registered public offering of securities by the Issuer, as described in the Issuer's prospectus supplement filed with the U.S. Securities and Exchange Commission on September 26, 2025. Each of these purchases was made using cash from Perestroika's ongoing operations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is deleted in its entirety and replaced with the following:

The aggregate number and percentage of Shares (including Shares issued upon the Exchange Transaction) beneficially owned by the Reporting Persons are as follows (based upon the 943,124,986 Shares outstanding as of July 29, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 5, 2025):

(i) Mr. Mohn beneficially owns 95,418,301 Shares, or approximately 10.1%.

(ii) Perestroika AS beneficially owns 95,074,894 Shares, or approximately 10.1%; and

(iii) Perestroika Sub beneficially owns 95,074,894 Shares, or approximately 10.1%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Mohn has:

(i) sole power to vote or direct the vote of 343,407 Shares;

(ii) shared power to vote or direct the vote of 95,074,894 Shares;

(iii) sole power to dispose or direct the disposition of 343,407 Shares; and

(iv) shared power to dispose or direct the disposition of 95,074,894 Shares.

Perestroika AS has:

(i) sole power to vote or direct the vote of 0 Shares;

(ii) shared power to vote or direct the vote of 95,074,894 Shares;

(iii) sole power to dispose or direct the disposition of 0 Shares; and

(iv) shared power to dispose or direct the disposition of 95,074,894 Shares.

Perestroika Sub has:

(i) sole power to vote or direct the vote of 0 Shares;

(ii) shared power to vote or direct the vote of 95,074,894 Shares;

(iii) sole power to dispose or direct the disposition of 0 Shares; and

(iv) shared power to dispose or direct the disposition of 95,074,894 Shares.
Transactions in the class effected during the past sixty days: Except as described in Item 3 above, there have been no reportable transactions with respect to the Shares within the last 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares and Exchangeable Bonds beneficially owed by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Frederik W. Mohn: /s/ Frederik W. Mohn, Frederik W. Mohn (09/30/2025)
- Perestroika AS: /s/ Frederik W. Mohn, Chairman and Sole Director (09/30/2025)
- Perestroika (Cyprus) Ltd: /s/ Frederik W. Mohn, Director (09/30/2025)